Exhibit (a) (15)

[Walgreen Co. Letterhead]

October 8, 2008

Warren F. Bryant

Chairman, President and Chief Executive Officer

Board of Directors

Longs Drug Stores Corporation

141 North Civic Drive

Walnut Creek, CA 94596

Dear Mr. Bryant:

We have carefully considered your September 23 response, as well as your prior letter to us and your other public statements.

For all of the reasons articulated in our previous letters, we continue to strongly believe that our proposal to acquire 100% of Longs Drug Stores Corporation at a price of $75 per share was a compelling proposal and in the best interests of your shareholders as well as ours.

However, in light of your repeated refusal to accept our invitation to engage in a constructive dialogue that could lead to a mutually beneficial transaction, and the substantial deterioration in the national economic outlook over the past few weeks, we do not believe it would be in the best interests of the shareholders, customers, or employees of either Walgreens or Longs to allow this situation to remain unresolved for an extended period of time. Accordingly, we have determined to accept the finality of your prior rejections of our September 12 proposal and withdraw our proposal effective immediately.

Sincerely,

/s/ Jeffrey A. Rein
Jeffrey A. Rein
Chairman and CEO, Walgreen Co.